Exhibit 23.5

January 11, 2008	Client-Matter: 40892-030

Board of Directors	Howe Barnes Hoefer & Arnett, Inc.
Temecula Valley Bancorp Inc.	222 South Riverside Plaza
27710 Jefferson Avenue, Suite A100	7th Floor
Temecula, California 92590	Chicago, Illinois 60606

Wunderlich Securities, Inc.
6000 Poplar Avenue,
Suite 150
Memphis, Tennessee 38119

Ladies and Gentleman:

We have acted as special tax counsel to Temecula Valley Bancorp Inc., a California corporation (the “Company”), and Temecula Valley Statutory Trust VI, a Delaware statutory trust (the “Trust”), in connection with (i) the issuance and sale by the Trust of Preferred Securities (liquidation amount $10 per Preferred Security) representing undivided beneficial interests in the assets of the Trust and (ii) the purchase by the Trust from the Company of junior subordinated deferrable interest notes (the “Securities”).

We hereby consent to the filing of our opinion as an exhibit to the S-3 Registration Statement to be filed by the Company and the Trust on or about the date hereof and to the reference to us therein under the caption “Certain United States Federal Income Tax Consequences.” In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours

/s/  Manatt, Phelps & Phillips, LLP

Manatt, Phelps & Phillips, LLP

111 Sutter Street, Suite 700, San Francisco, California 94104 Telephone: 415.291.7400 Fax: 415.291.7474
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